SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated May 20, 2004 in connection with the Company’s interim results for the six months ended February 29, 2004.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: May 20, 2004

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 29TH FEBRUARY 2004

The directors of City Telecom (H.K.) Limited (“CTI” or the “Company”) are pleased to present the consolidated profit and loss account for the six months ended 29th February 2004 of the Company and its subsidiaries (the “Group”), which is unaudited and condensed.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited Six months ended
		29th February 2004	28th February 2003 As restated
	Note	HK$’000	HK$’000
Turnover	2	572,403	657,384
Cost of services provided	3	(168,382)	(203,738)

Gross profit		404,021	453,646
Other revenues		4,035	4,518
Other operating expenses	4	(372,492)	(338,428)

Operating profit	5	35,564	119,736
Finance costs		(88)	(495)

Profit before taxation		35,476	119,241
Taxation	6	(352)	(9,033)

Profit attributable to shareholders		35,124	110,208

Dividends	7	54,947	30,234

Basic earnings per share	8	5.8 cents	21.9 cents

Fully diluted earnings per share	8	5.7 cents	18.8 cents

Note:

1.	Basis of preparation

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice (“SSAP”) 25, “Interim Financial Reporting” issued by the Hong Kong Society of Accountants (the “HKSA”).

These condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st August 2003 except that the Group has changed its accounting policies following its adoption of the revised SSAP 12 “Income Taxes” issued by the HKSA which is effective for accounting periods commencing on or after 1st January 2003.

The changes to the Group’s accounting policy and the effect of adopting this new policy is set out below:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The opening retained profits at 1st September 2002 and 2003 have been reduced by HK$5,124,000 and HK$5,736,000, respectively, which represent the unprovided net deferred tax liabilities. In addition, the profit attributable to shareholders for the six months ended 28th February 2003 has been reduced by HK$2,656,000.

2.	Segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

International telecommunications – provision of international long distance calls services.

Fixed telecommunications network – provision of dial up and broadband Internet access services, local telephony services and pay-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. The transactions were entered into on similar terms as that contracted with third parties.

	6 months ended 29th February 2004
	International telecommunications services	Fixed telecommunications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	324,570	247,833	—	572,403
Inter-segment sales	3,115	14,601	(17,716)	—

	327,685	262,434	(17,716)	572,403

Segment results	71,336	(35,772)		35,564

Finance costs				(88)

Profit before taxation				35,476
Taxation				(352)

Profit attributable to shareholders				35,124

	6 months ended 28th February 2003 (restated)
	International telecommunications services	Fixed telecommunications network services	Eliminations	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	468,571	188,813	—	657,384
Inter-segment sales	8,432	13,782	(22,214)	—

	477,003	202,595	(22,214)	657,384

Segment results	162,300	(42,564)		119,736

Finance costs				(495)

Profit before taxation				119,241
Taxation				(9,033)

Profit attributable to shareholders				110,208

(b)	Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

Hong Kong – international telecommunications and fixed telecommunications network services

Canada – international telecommunications and fixed telecommunications network services

	Turnover 6 months ended		Operating profit/(loss) 6 months ended
	29th February 2004	28th February 2003	29th February 2004	28th February 2003 As restated
	HK$’000	HK$’000	HK$’000	HK$’000
Geographical segments:
Hong Kong	559,907	638,434	35,930	111,584
Japan	—	4,481	—	644
Canada	12,496	14,469	(366)	7,508

Segment results	572,403	657,384	35,564	119,736

Turnover and operating profit/(loss) are presented based on the geographical location of customers. There were no inter-segment sales between the geographical segments.

During the year ended 31st August 2003, the Group’s operations in Japan was discontinued following the disposal of its subsidiary in Japan.

3.	Cost of services provided

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW – HKT Telephone Limited (“PCCW”) to fund the costs of network development in remote areas in Hong Kong. The Office of the Telecommunications Authority (the “OFTA”) periodically reviews the actual costs of such development and revises the amounts owed or to be refunded by it to the USC contributing parties.

On 30th November 2002, the OFTA issued a statement (the “November 2002 Statement”) on the USC which confirms the actual USC payable by USC contributing parties for the calender year 2000. As a result of release of the November 2002 Statement, the Group received a refund of USC paid to PCCW for the period of 1st January 2000 to 31st December 2000 in the amount of HK$40,585,606. The amount was offset against the cost of services of the Group for the six months ended 28th February 2003.

On 8th March 2003, the Group also received in advance a sum of HK$56,488,570 from PCCW as the estimated refund of the USC paid for the period from 1st January 2001 to 30th June 2002 on a provisional basis (the “Provisional Refund”). On 20th October 2003, OFTA issued another statement (the “October 2003 Statement”) on the USC and confirmed the actual USC rates for 2001. Accordingly, HK$40,276,440 out of the Provisional Refund, together with an additional refund of HK$3,257,071 paid by PCCW to the Group for the period from 1st January 2001 to 31st December 2001, were recorded as a reduction of the costs of services of the Group for the six months ended 31st August 2003.

On an overall basis, the Group has recognised a total of HK$84,119,117 of the USC Refund as an offset against the cost of services of the Group for the year ended 31st August 2003.

The remaining HK$16,212,130 (31st August 2003: HK$16,212,130) of the Provisional Refund received by the Company, being the provisional refund of the USC for the period from 1st January 2002 to 30th June 2002, was still pending confirmation of the actual rates from OFTA as at 29th February 2004. Accordingly, the amount was included in other payables and accrued charges in the condensed consolidated balance sheet as at that date.

4.	Other operating expenses

	6 months ended
	29th February 2004	28th February 2003 As restated
	HK$’000	HK$’000
Advertising and marketing expenses	101,585	89,576
Amortisation of goodwill	533	532
Depreciation	90,813	86,341
Office rental and utilities	10,078	8,897
Provision for doubtful debts	5,754	10,744
Staff costs (including directors’ emoluments)	113,035	100,933
Others	50,694	41,405

	372,492	338,428

5.	Operating profit

The operating profit is stated after crediting and charging the following:

	6 months ended
	29th February 2004	28th February 2003
	HK$’000	HK$’000
Crediting

Interest income	2,238	1,551
Gain on disposal of fixed assets	536	146
Unrealised gains on other investments	107	—

Charging

Amortisation of goodwill	533	532
Depreciation of owned fixed assets	90,813	85,283
Depreciation of fixed assets held under finance leases	—	1,058
Provisions for doubtful debts	5,754	10,744
Unrealised losses on other investments	180	—

6.	Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	6 months ended
	29th February 2004	28th February 2003 As restated
	HK$’000	HK$’000
Current taxation:
– Hong Kong profits tax	—	5,703
– Overseas taxation	247	674
– Under provisions in prior years	599	—
Deferred taxation relating to the origination and reversal of temporary differences	(494)	776
Deferred taxation resulting from an increase in tax rate	—	1,880

Taxation charge	352	9,033

7.	Dividends

	6 months ended
	29th February 2004	28th February 2003
	HK$’000	HK$’000
2002, Interim dividend, paid, of HK$0.05 per ordinary share	—	30,234
2003, Final dividend, paid, of HK$0.075 per ordinary share	45,789	—
2004, Interim dividend, proposed, of HK$0.015 per ordinary share, total 610,546,961 ordinary shares in issue as at 29th February 2004	9,158	—

	54,947	30,234

At a board meeting held on 24th November 2003, the directors proposed a final dividend of HK$0.075 per ordinary share for the year ended 31st August 2003, which was paid on 9th January 2004. The amount was reflected as an appropriation of retained earnings for the six months ended 29th February 2004.

At a board meeting held on 19th May 2004, the directors declared an interim dividend of HK$0.015 per ordinary share for the six months ended 29th February 2004. This dividend is not reflected as a dividend payable in these condensed accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st August 2004.

8.	Earnings per share

	6 months ended
	29th February 2004	28th February 2003 As restated
	HK$’000	HK$’000
Profit attributable to shareholders for the period	35,124	110,208

	Number of shares, in thousand	Number of shares, in thousand
Weighted average number of shares in issue	608,687	502,975
Incremental shares from assumed exercise of share options	570	13,952
Incremental shares from assumed exercise of warrants	3,862	68,136

Diluted weighted average number of shares	613,119	585,063

Basic earnings per share	HK5.8 cents	HK21.9 cents
Fully diluted earnings per share	HK5.7 cents	HK18.8 cents

9.	Share capital and reserves

	Unaudited
	Share capital	Share premium	Warrant reserve	Exchange reserve	Retained profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2003, as previously reported	60,496	615,886	858	1,231	505,978	1,184,449
Changes in accounting policy – provision for net deferred tax liabilities (Note 1)	—	—	—	—	(5,736)	(5,736)

At 1st September 2003, as restated	60,496	615,886	858	1,231	500,242	1,178,713
2003 final dividends paid	—	—	—	—	(45,789)	(45,789)
Profit for the period	—	—	—	—	35,124	35,124
Exercise of warrants	—	—	(491)	—	—	(491)
Shares issued upon exercise of share options	64	115	—	—	—	179
Shares issued upon exercise of warrants	495	1,975	—	—	—	2,470
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(157)	—	(157)

At 29th February 2004	61,055	617,976	367	1,074	489,577	1,170,049

At 1st September 2002, as previously reported	50,086	572,656	9,089	(38)	278,390	910,183
Changes in accounting policy – provision for net deferred tax liabilities (Note 1)	—	—	—	—	(5,124)	(5,124)

At 1st September 2002, as restated	50,086	572,656	9,089	(38)	273,266	905,059
Profit for the period	—	—	—	—	110,208	110,208
Exercises of warrants	—	—	(492)	—	—	(492)
Shares issued upon exercise of share options	50	240	—	—	—	290
Shares issued upon exercise of warrants	496	1,979	—	—	—	2,475
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(381)	—	(381)

At 28th February 2003	50,632	574,875	8,597	(419)	383,474	1,017,159

INTERIM DIVIDEND

The directors have declared an interim dividend of HK$0.015 (2003: HK$0.05) per ordinary share for the six months ended 29th February 2004 to shareholders whose names appear on the Register of members of the Company on 11th June 2004. The dividend will be paid on or about 28th June 2004.

FINANCIAL REVIEW

During the period under review, we have encountered a rigorous business environment. Our growth FTNS segment performed strongly but the IDD segment suffered. Profit attributable to shareholders was HK$35 million in this reporting period, a YoY fall of 68% (50% excluding the USC rebate in 1H03).

Total revenue fell 13% to HK$572 million, mainly due to the price pressure on our IDD business. In absolute terms, the 31% increase in our FTNS revenues to HK$248 million was not sufficient at this stage, to compensate for the 31% fall in IDD to HK$325 million.

Despite intense price competition across our businesses, our group’s gross margins actually increased YoY from 63% to 71% (excluding the USC rebate in 1H03) in response to the improving revenue mix towards the more profitable FTNS segment. As such, our gross profit YoY fall of 2% to HK$404 million (excluding the USC rebate in 1H03), was substantially less than our revenue decline.

On operating costs, we realized cost efficiencies by capitalizing on scale from high volume IDD traffic and progressively switching our lease expenses to self-owned facilities. Total operating costs of IDD business (excluding the USC rebate in 1H03) dropped by 27% to HK$256 million compared to last corresponding period. For FTNS, operating costs increased by 22% to HK$285 million, mainly due to our investment made in network and subscriber acquisition, together with the launch of our pay-TV service.

As a result of the above, our operating profit (excluding the USC rebate in 1H03) dropped by 55% to HK$36 million. Operating loss from FTNS business was reduced by 16% to HK$36 million but our IDD business recorded a 41% fall to HK$71 million.

LIQUIDITY AND CAPITAL RESOURCES

As at 29th February 2004, the Group had cash and bank balances of approximately HK$424 million and outstanding borrowing of HK$119 million. Capital expenditure incurred during the period was HK$183 million, the majority of which, approximately HK$173 million, was invested in the local fixed telecommunications network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and available banking facilities.

The debt maturity profiles of the Group as at 29th February 2004 and 31st August 2003 were as follows:

	29th February 2004	31st August 2003
	HK$’000	HK$’000
Repayable within one year	22,741	18,174
Repayable in the second year	20,000	—
Repayable in the third to fifth year	60,000	—
Repayable after the fifth year	16,667	—

	119,408	18,174

At 29th February 2004, all outstanding borrowings are on floating interest rates except for a HK$100,000,000 long-term bank loan that an interest rate swap arrangement was entered into with a bank to hedge the interest payments by a fixed interest rate. All outstanding borrowings are denominated in Hong Kong dollars and Japanese Yen. As the cash and bank balances exceeded all outstanding borrowings as at 29th February 2004, no gearing ratio has been presented.

CHARGE ON GROUP ASSETS

At 29th February 2004, the HK$100,000,000 long-term bank loan was secured by a fixed and floating charge over all assets of Hong Kong Broadband Network Limited, a wholly owned subsidiary of the Company (31st August 2003: Nil). Short-term bank loan of HK$19,407,000 was secured by a bank deposit of the same amount (31st August 2003: HK$18,174,000). Apart from these, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged bank deposits of USD800,000 and HK$1,695,000, and a charge over an investment with a market value as at 29th February 2004 of USD478,000 (31st August 2003: pledged bank deposits of HK$11,434,000).

CONTINGENT LIABILITIES

As at 29th February 2004, the group had total contingent liabilities in respect of guarantees provided to suppliers of HK$7,695,000 (31st August 2003: HK$7,812,000) and to utility vendors in lieu of payment of utility deposits of HK$3,622,000 (31st August 2003: HK$3,622,000).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

We adapt our acquisition focus according to market opportunities. During the period under review, we have prioritized our local fixed line business, expanding our market share with an installed base of 194,000 lines, averaging approximately 8,000 net line additions per month. On our broadband Internet access business, we also reached a customer base of approximately 189,000, although growth has matured to 2,800 line additions per month.

In addition, in last August 2003, we launched our pay-TV service, a third revenue stream on our underlying Metro Ethernet network. We have resolved the implementation challenges and the management is now more confident on this newly developed business line. We will continue our investment in the pay-TV segment, subject to demand take-up. As of 29th February 2004, we had secured 7,000 pay-TV subscribers.

International Telecommunications Services (IDD)

During the reviewing period, the Group succeeded in re-establishing its market share to 22% (up from 21% in 1H03), resulting in a 18% volume increase to 492 million minutes. However, a hostile market environment between existing and new entrants in the market, created an adverse fall in our average revenue yield, which resulted in a significant drop of the revenue to the Group. Our strong bargaining power supported by our traffic volume scale, combined with good relationships established with overseas carriers have enabled us to lower the cost of services and actually enhanced our gross margins, but this was not sufficient to avoid the absolute gross profit fall.

In terms of traffic routes, China is still our number one route that accounted for 69% of our total traffic. The second and third most popular routes remained to be the US and Canada.

PROSPECTS

The first half of this year has been characterized by the substantial growth in the Group’s fixed telecom network business, reducing our traditional dependence on IDD. Started in 2003, we are on schedule to deepen the penetration of our fiber backbone to majority of our 1.2 million Metro Ethernet access homes within calendar year 2004. This progress, will allow us to lower our costs, improve service quality and provide unparalleled capacity to offer new services to our customers

However, the overall telecom operating environment in Hong Kong remains intensely competitive. The Group has seen some softening in the affordability of tariffs of various telecom services. Nevertheless, the penetration for our numerous FTNS offerings is expected to rise continuously through our efforts in marketing and technology advancement, and we are confident that the rate of decline in our IDD business can be slowed.

The Group remains committed to the strategies set in the previous years, in particular, the goal of providing ‘Triple-play’ services on a single network. Furthermore, the management team is refining proactive marketing strategies for additional supplementary services.

Network coverage has always been a key for business development. Upon the review period in the past two years, such development has been reactivated and we target to extend the existing 1.2 million households network coverage by increment of more than 30%.

As one of the leading fixed telecom network operators in Hong Kong with superior network, established brandname, premium customer services, aggressive marketing strategies and effective sales channels, we are well-positioned to deliver growth and value to our shareholders and for the benefit of Hong Kong.

EMPLOYEE REMUNERATION

Including the directors of the Group, as at 29th February 2004, the Group employed a total of 3,300 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates a share option scheme and provide other benefits to the employees.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the period.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7th June 2004 (Monday) to 11th June 2004 (Friday), both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716,17th Floor, Hopewell Centre,183 Queen’s Road East, Hong Kong not later than 4: 00 p.m. on 4th June 2004 (Friday).

OTHER DISCLOSURES

Apart from above, other areas which are required to be discussed under the requirements of paragraph 46(7)(b)(ii) of Appendix 16 of the Listing Rules in force prior to 31st March 2004 and paragraph 16 of Hong Kong Statement of Standard Accounting Practice No.25 “Interim Financial Reporting”,

either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2003 or are considered not significant to the Group’s operations, and hence no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed interim results containing the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March 2004 will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
EVA LEUNG
Company Secretary

Hong Kong, 19th May 2004

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Mr. Chong Kin Chun, John, Ms. Fung So Mui, Fion, Ms. Sio Veng Kuan, Corinna, Ms. To Wai Bing, and the independent non-executive directors are Mr. Cheng Mo Chi, Moses, Mr. Lee Hong Ying, John and Dr. Chan Kin Man.